June 7, 2019

David Dupuy
Executive Vice President and Chief Financial Officer
Community Healthcare Trust Inc
3326 Aspen Grove Drive, Suite 150
Franklin, TN 37067

       Re: Community Healthcare Trust Inc
           Form 10-K for the year ended December 31, 2018
           Filed February 26, 2019
           File No. 001-37401

Dear Mr. Dupuy:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
and
                                                          Commodities